UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 2012

ROSETTA GENOMICS LTD.

(Exact name of registrant as specified in its charter)

Israel

(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park

Rehovot 76706 POB 4059

Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

                                        ☑ Form 20-F         ☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On January 26, 2012, Rosetta Genomics Ltd. (the “Company”) entered into a Secured Loan Agreement (the “Agreement”), pursuant to which Rosetta has sold and issued an aggregate of $1,750,000 in senior secured debentures (the “Debentures”) to an accredited investor (the “Lender”), and the Company has also agreed to negotiate in good faith a definitive license agreement for an additional $1,250,000 with a designee of the Lender. The Debenture transaction closed on January 27, 2012.

The Debentures have a maturity date of January 26, 2013 and accrue interest at a rate of 10% per annum, payable semi-annually. Beginning on the earlier of (i) the date a definitive License Agreement (as defined below) is entered into or (ii) February 29, 2012, an aggregate of $300,000 in principal amount of the Debentures may be converted,subject to certain limitations, into the Company’s ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), at a conversion price of $0.0944 per share. The Debentures are secured by a security interest in all current and future assets of the Company and any current or future subsidiary of the Company, including its wholly owned subsidiary, Rosetta Genomics Inc., a Delaware corporation.

Pursuant to the terms of the Agreement, the Company has also agreed to negotiate a definitive license agreement (the “License Agreement”) in good faith with a designee of the Lender. Under the terms of any such License Agreement, the licensee would pay a one-time license fee of $1,250,000 and receive a fully-paid, worldwide, exclusive license to all current and future issued patents, patent applications, patent filings, know how, data, other intellectual property, license and contract rights owned or controlled by the Company or any current or future subsidiary of the Company and all of the Company’s rights under certain license agreements. The license would be limited to all predictive, diagnostic, prognostic and theranostic uses and applications relating to cancer with the use of any human body fluid (the “Covered Field”). The license would exclude, among other things, the Company’s current tests all of which are tissue-based, namely, miRview™ mets, miRview™ mets2, miRview™ squamous, miRview™ lung and miRview™ meso, which the Company would be free to continue to commercialize without any restrictions or obligations to the licensee. The Company will also retain all rights outside of the Covered Field. Subject to certain exceptions, the licensee would be entitled to a right of first refusal for any transaction involving rights retained by the Company.

The Debentures may only be prepaid by the Company, in whole or in part, (i) after a definitive License Agreement is executed or (ii) prior thereto, only with the consent of the holder. In addition, if the Company’s ordinary shares are suspended from trading on or delisted from the NASDAQ Capital Market for more than 10 trading days, the holders have the right to require the Company to redeem the Debentures in 90 days. With respect to any prepayment or redemption, the Company would be required to pay (i) 120% of the amount being prepaid or redeemed for the first such event or (ii) if there is more than one such prepayment or redemption event, 120% plus an additional 10% of the amount being prepaid or redeemed for each such subsequent event after the first one.

Upon an “event of default” (as defined in the Debentures, the form of which is filed as Exhibit 4.1 hereto and incorporated by reference herein), or if a definitive License Agreement is not entered into between the parties by February 29, 2012 (or such later date as may be agreed to by the parties), the interest rate on the Debentures would increase to 18% per annum, with, in the latter event, the additional interest payable, at the Company’s option, in cash or Ordinary Shares at the applicable conversion price.

The Debentures and the Ordinary Shares issuable upon conversion of the Debentures are being sold and issued in transactions exempt from registration under the Securities Act of 1933, in reliance on Section 4(2) thereof and Rule 506 of Regulation D thereunder.

For its services as exclusive placement agent, Aegis Capital Corp. will receive cash compensation in the amount of approximately $96,250 and a warrant to purchase 63,599 Ordinary Shares at an exercise price of $0.1038 per share.

A copy of the form of Debenture is filed as Exhibit 4.1 to this report and is incorporated by reference herein. The foregoing summary of the Debentures is subject to, and qualified in its entirety by reference to, such exhibit.

A copy of the press release, dated January 27, 2012, announcing the transaction is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report (including the Exhibits) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Exhibits

Exhibit Number	Description of Exhibit

4.1	Form of Debenture issued by Rosetta Genomics Ltd. to the Lender.

99.1	Press release dated January 27, 2012 announcing the transaction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: January 30, 2012	By:	/s/ Oded Biran

Oded Biran
General Counsel